Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

S-1

Sunshine Biopharma Inc.

Table 1: Newly Registered and Carry Forward Securities

Line Item Type	Security Type	Security Class Title	Notes	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities
Fees to be Paid	Equity	Common Stock issuable upon exercise of warrants	(1)	457(a)	25,477,133	$1.2202	$31,087,198.00	0.0001381	$4,293.14

Total Offering Amounts:							$31,087,198.00		4,293.14
Total Fees Previously Paid:
Total Fee Offsets:									0.00
Net Fee Due:									$4,293.14

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Offering Note(s)

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, the shares of common stock being registered hereunder include such indeterminate number of shares as may be issuable as a result of stock splits, stock dividends or similar transactions.

Represents exercise price of warrants.